Exhibit 99.1

News Release
May 18, 2022

Turquoise Hill Announces Amendment to Comprehensive Financing Arrangement with Rio Tinto

Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) ("Turquoise Hill" or the "Company") today announced that the Company and Rio Tinto International Holdings Limited (“Rio Tinto”) have agreed to amend the comprehensive funding arrangement to, among other things, provide interim debt funding from Rio Tinto to address the Company’s near-term estimated funding requirements and to extend the date by which Turquoise Hill is required to raise additional equity capital.

On March 14, 2022, Rio Tinto announced a non-binding proposal to acquire the approximately 49% of the outstanding shares of Turquoise Hill held by the Company’s minority shareholders for cash consideration of C$34.00 per share (the “Proposal”). In response to the Proposal, the Board of Directors of the Company formed a special committee of independent directors (the “Special Committee”) to review and consider the Proposal. The mandate of the Special Committee includes responsibility for considering the Company’s liquidity needs and financing options pending the Company’s consideration of the Proposal.

In light of Rio Tinto’s condition in its Proposal that its offer is subject to Turquoise Hill not raising additional equity capital, Rio Tinto invited Turquoise Hill to propose terms for an interim funding facility that would satisfy Turquoise Hill’s funding requirements pending the Company’s consideration of the Proposal. Following careful consideration by the Special Committee of the financing options available to the Company, including a potential equity offering, on the recommendation of the Special Committee the Company has amended the amended and restated Heads of Agreement dated January 24, 2022 (the “Funding HoA”).

Key terms of the amendment to the Funding HoA include:

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An extension of the date by which the Company shall have conducted one or more equity offerings for aggregate proceeds of at least US$650 million (the “Initial Equity Offering”) to December 31, 2022 (instead of the prior deadline of August 31, 2022);

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free: + 1 877 589 4455	Info@turquoisehill.com

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A commitment by Rio Tinto to provide additional short-term bridge financing directly to the Company by way of one or more secured advances of up to US$400 million expected to be made available to the Company in the coming weeks subject to satisfaction or waiver of certain conditions precedent, and which is to be repaid out of the proceeds of the Initial Equity Offering; and

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If Rio Tinto has not publicly withdrawn the Proposal prior to June 30, 2022, automatic removal of the condition that the Company have completed the Initial Equity Offering prior to drawing any short-term secured advances of up to US$300 million (collectively, the “Advances”) provided for in the Funding HoA.

In furtherance of its mandate, the Special Committee will continue to consider the Company’s liquidity needs and financing options, including potential equity offerings. The Funding HoA does not prohibit the Company from raising additional capital by way of an equity offering, including pending the Company’s consideration of the Proposal. However, Rio Tinto has advised the Special Committee that, should the Company proceed with an equity offering, Rio Tinto intends to withdraw the Proposal. Rio Tinto has also advised that if Turquoise Hill proceeds with an equity offering, Rio Tinto intends to exercise its preemptive rights to maintain its pro rata interest.

The Proposal remains non-binding in nature. There can be no assurance that a transaction will result from the Proposal, and, if a transaction does result, whether and when such transaction will be completed or on what terms. Turquoise Hill does not intend to comment on or disclose further developments regarding the Special Committee's evaluation of the Proposal unless and until it deems further disclosure is appropriate or required. As previously disclosed, the Special Committee has retained BMO Capital Markets as its financial advisor and Blake, Cassels & Graydon LLP as its legal counsel. Also, the Special Committee has retained TD Securities as an independent valuator to prepare a formal valuation of the common shares of the Company in accordance with Multilateral Instrument 61-101– Protection of Minority Shareholders in Special Transactions.

In addition, the Company today announced that, following her election to the Company’s Board of Directors at the Company’s annual meeting of shareholders on May 11, 2022, the Board of Directors appointed Caroline Donally to the Special Committee effective May 11, 2022.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC); Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free: + 1 877 589 4455	Info@turquoisehill.com

Contact

Investors and Media
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the Proposal received by the Company from Rio Tinto, including the terms and conditions of the Proposal and its review and evaluation by the Special Committee; the implementation and successful execution of the updated funding plan that is the subject of the Funding HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Funding HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Funding HoA;  liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company's ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Company under the Funding HoA; the amount by which a successful re-profiling of the Company's existing debt would reduce the Company's currently projected funding requirements; the Company's ability to conduct one or more equity offerings as contemplated by the Funding HoA in light of future and then prevailing market conditions; of the Proposal and the Company’s liquidity requirements and financing options by the Special Committee; statements regarding Rio Tinto’s intention to withdraw its Proposal and exercise its pre-emptive rights in the event of an equity offering by the Company; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the possibility that the Company, its board of directors, the Special Committee and Rio Tinto are unable to come to an agreement on the terms and conditions of a going private transaction or that the terms and conditions of any definitive agreement between the Company and Rio Tinto in respect of a going private transaction will differ from those that are currently contemplated by the Proposal; the implementation and successful execution of the updated funding plan that is the subject of the Funding HoA, as such agreement may be further amended and restated; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free: + 1 877 589 4455	Info@turquoisehill.com

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the first quarter ended March 31, 2022 (“Q1 2022 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the Risk Factors section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q1 2022 MD&A that may affect future results are not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free: + 1 877 589 4455	Info@turquoisehill.com

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